SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2007

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F

Form 40-F          X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  __________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b):    82-______

The Information contained in this Report is incorporated by reference into Registration Statement No. 333-109944

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date:  June 1, 2007

By: /s/ H. Dale McSween

H. Dale McSween, Interim Chief Executive Officer

NYSE SYMBOL:  ITP

TSX SYMBOL:  ITP

Intertape Polymer Group Inc. Announces the Retirement of its Chief Financial Officer

Montreal, Quebec and Bradenton, Florida – June 1, 2007 – Intertape Polymer Group Inc. (NYSE, TSX:  ITP) announces that Andrew M. Archibald C.A. has advised the Company of his intention to retire as Chief Financial Officer as of June 30, 2007.

Mr. Archibald joined Intertape Polymer Group Inc. in 1989 as its Vice President Finance.  In May 1995 he became the Company’s Chief Financial Officer and was also elected as Vice President Administration, a position he held through January 2005.

Michael Richards, the Company’s Chairman of the Board, commented, “The Board appreciates Andrew’s years of service and dedication to the Company.  His contributions were instrumental in the growth and success of Intertape.”

Victor DiTommaso, currently the Company’s Vice President, Finance, will assume Mr. Archibald’s responsibilities subsequent to June 30th.

About Intertape Polymer Group

Intertape Polymer Group Inc. is a recognized leader in the development and manufacture of specialized polyolefin plastic and paper based packaging products and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota/Bradenton, Florida, the Company employs approximately 2,100 employees with operations in 17 locations, including 13 manufacturing facilities in North America and one in Europe.

Safe Harbor Statement

Certain statements and information included in this release constitute forward-looking information within the meaning of applicable Canadian securities legislation and the Federal Private Securities Litigation Reform Act of 1995. Forward-looking statements may relate to the Company’s future outlook and anticipated events, the Company’s business, its operations, its financial condition or its results. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements. These forward looking statements include unknown risks and uncertainties. Therefore, future events and results may vary significantly from what

FOR INFORMATION CONTACT:

H. Dale McSween

Interim CEO

Intertape Polymer Group Inc.

Tel.: 866-202-4713

E-mail: itp$info@itape.com

Web: www.intertapepolymer.com